EXHIBIT 99.1

POET Announces Successful Closing of DenseLight Sale

SAN JOSE, Calif., Nov. 08, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced the successful closing of the sale of its DenseLight subsidiary in Singapore and the receipt of the first tranche payment from the Buyer.

The Company completed the sale of its wholly owned subsidiary, DenseLight Semiconductors Pte. Ltd., to a consortium of investors organized under DenseLight Semiconductor Technology (Shanghai) Ltd. (“DL Shanghai”). POET shareholders approved the sale with 99% of votes submitted at a Special Meeting held on October 24, 2019. The first tranche payment was received in the amount of US$8 million in return for which the Company initiated the transfer of 30% of DenseLight shares to the Buyer. The remaining 70% of the shares were placed in escrow, to be released to the Buyer upon receipt of the remaining two payments of US$13 million and US$5 million, which are expected to be made on or before December 31, 2019 and May 31, 2020, respectively.  As a result of the completed sale, POET is no longer responsible for the expenses of DenseLight, therefore enabling further execution on its objective to operate the Company according to a “fab-light” strategy.

Concurrent with the Closing, the Company repaid in full its loan to Espresso Capital and other parties as well as discharged all associated security interests in the assets of POET Technologies, Inc. The assets of the Company are no longer subject to any material liens or encumbrances.

Conference Call
The Company will host a conference call on Tuesday, November 12, 2019 at 8:00 a.m. Pacific Time. The conference call will be led by POET’s Chairman & CEO, Dr. Suresh Venkatesan, who will be joined by Vivek Rajgarhia, POET’s newly appointed President & General Manager. Analysts and investors are encouraged to access the conference call 15 minutes prior to the scheduled start time in order to register by either phone or using the webcast link on the Company’s website.

Analysts and investors are invited to join the conference call using the following information:
Date: Tuesday, November 12, 2019
Time: 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time)
U.S./Canada Conference Call Number: (866) 688-4315
International Call Number: +1 (409) 217-8326
Conference ID: 5426207

A live audio webcast and archived replay of the business and technical update conference call, as well as any associated presentation materials will be available on the day of the conference call in the Investor Relations section of POET’s website at www.poet-technologies.com.

About POET Technologies Inc.
POET Technologies is the designer and developer of optical engines based on its innovative Optical Interposer platform. The POET Optical Interposer is a flexible, proven approach to integrating electronics and photonics in a single chip-scale package which is assembled, tested and singulated at wafer-scale, providing dramatic reductions in the cost and unparalleled design flexibility to address a range of applications, from pluggable transceivers to on-chip photonics for data centers, servers built for artificial intelligence and machine learning and advanced consumer products. POET believes that its Optical Interposer provides an opportunity for the Company to become a global leader in chip-scale photonics. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the timely receipt of funds from the sale transaction of DenseLight, the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, payment on the sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect the receipt of funds from third-parties, the closing of the sale of DenseLight, completion of the Company’s anticipated projects by the Company’s third-party suppliers, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital, and its ability to complete all the agreements required for the sale of the subsidiary.  Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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